Filed pursuant to Rule 433

Registration No. 333-173636

Final Terms

Medium-Term Notes, Series T

$1,250,000,000 2.20% Senior Notes due 2016

Issuer	U.S. Bancorp

Security	2.20% Senior Notes due November 15, 2016

Ratings	Aa3 (Moody’s) / A+ (S&P) / AA- (Fitch) / AA (DBRS)

Currency	USD

Size	$1,250,000,000

Security Type	SEC Registered Medium-Term Notes (Senior)

Maturity	November 15, 2016

Coupon	2.20%

Payment Frequency	Semi-Annually

Day Count Convention	30/360

Redemption Date	October 14, 2016

Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. U.S. Bancorp shall provide 10 to 60 calendar days notice of redemption to the registered holder of the note.

Benchmark Treasury	1.000% US Treasury due September 30, 2016

Spread to Benchmark Treasury	+108 bps

Benchmark Treasury Spot and Yield	99-05+ / 1.174%

Price to Public	99.744% of face amount

Yield to Maturity	2.254%

Net Proceeds (Before Expenses) to Issuer	$1,245,025,000 (99.602%)

Interest Payment Dates	Semi-annually, on the 15th of November and May of each year, commencing May 15, 2012

Trade Date	October 27, 2011

Settlement Date	November 3, 2011 (T+5)

Denominations	$1,000 x $1,000

CUSIP	91159HHB9

Joint Bookrunners	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling Deutsche Bank Securities Inc. at 1-800-503-4611, Credit Suisse Securities (USA) LLC toll free at (800) 221-1037 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.